January 24, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (651) 227-7705

Mr. Patrick W. Keene, Chief Financial Officer
AEI Fund Management XXI, Inc.
30 East 7th Street, Suite 1300
St. Paul, MN   55101

RE: AEI Income & Growth Fund 25 LLC
      File No. 000-50609
      Form 10-KSB/A for the year ended December 31, 2006
      Forms 10-QSB/A for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Keene:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Sincerely,

      Linda van Doorn
      Senior Assistant Chief Accountant